Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

January 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Loan Lauren P. Nguyen

Special Counsel

Re:	Kenon Holdings Ltd.

Registration Statement on Form 20-F (File No. 001-36761)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, to be filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F on January 5, 2015, be accelerated so that it will be effective at 9:00 AM Eastern Standard Time on January 5, 2015, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the registration of the Company’s ordinary shares, no par value, and the planned listing of the Company’s ordinary shares on the New York Stock Exchange, and the admission of the Company’s ordinary shares to trading thereon.

The undersigned registrant hereby acknowledges that (i) the undersigned registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at +65 6351 1780 or our U.S. legal counsel, James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at +44 20 7519 7000.

Kenon Holdings Ltd.

Request for Acceleration of Effectiveness

January 2, 2015

Sincerely,

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name:	Yoav Doppelt
Title:	Chief Executive Officer

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom LLP

Scott Simpson, Esq.